November 5, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	NMI Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-191635)

Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “1933 Act”), the undersigned, as representative of the underwriters of the offering (the “Offering”) of shares of Common Stock of NMI Holdings, Inc. (the “Company”), hereby joins in the Company’s request that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-191635) become effective on November 7, 2013 at 3 p.m., New York City time, or as soon thereafter as practicable.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
The undersigned, as representative of the underwriters, hereby advises you that approximately 1,088 copies of the Company’s preliminary prospectus dated November 1, 2013 in connection with the Offering have been distributed to underwriters, dealers, institutions and others through the date hereof.

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Very truly yours,
FBR CAPITAL MARKETS & CO.
as representative of the several underwriters

By: /s/ Paul Dellisola
Title: Authorized Signatory